08001932

File No. 82-35063

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

SUPPL

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 18 April 2008 at which the Board will, among other matters, consider and approve the final results of the Company for the year ended 31 December 2007 and consider the payment of a final dividend, if any.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 7 April 2008

As at the date of this announcement, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

PROCESSED
APR 22 2008
THOMSON FINANCIAL

RECEIVED
2008 APR 17 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4/18

END